FEDERAL INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82179321

NAME OF ASSURED: THE VICTORY PORTFOLIOS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 9 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 12, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2010

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	11
Bond Number:	82179321

NAME OF ASSURED: THE VICTORY PORTFOLIOS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

THE VICTORY PORTFOLIOS:

BALANCED FUND

CORE BOND INDEX FUND (F/K/A CORE BOND FUND)

DIVERSIFIED STOCK FUND

ESTABLISHED VALUE FUND

FEDERAL MONEY MARKET FUND

FINANCIAL RESERVES FUND

FUND FOR INCOME

GOVERNMENT RESERVES FUND

GLOBAL EQUITY FUND

INSTITUTIONAL MONEY MARKET FUND

INTERNATIONAL FUND

INTERNATIONAL SELECT FUND

INVESTMENT GRADE CONVERTIBLE FUND

LARGE CAP GROWTH FUND

NATIONAL MUNICIPAL BOND FUND

OHIO MUNICIPAL BOND FUND

OHIO MUNICIPAL MONEY MARKET FUND

PRIME OBLIGATIONS FUND

SMALL COMPANY OPPORTUNITY FUND

SPECIAL VALUE FUND

ICAP Bond

Form 17-02-0949 (Rev. 1-97)

STOCK INDEX FUND

TAX-FREE MONEY MARKET FUND

VALUE FUND

THE VICTORY VARIABLE INSURANCE FUNDS:

• DIVERSIFIED STOCK FUND

THE VICTORY INSTITUTIONAL FUNDS:

• INSTITUTIONAL DIVERSIFIED STOCK FUND

This Endorsement applies to loss discovered after 12:01 a.m. on November 12, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2010

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JOINT INSURED
FIDELITY BOND AGREEMENT

This AGREEMENT (“Agreement”) is dated as of February 8, 2007, among The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (each a “Trust”, collectively the “Trusts”) relating to, and on behalf of, each portfolio within the Trusts set forth in Schedule A to this Agreement (individually, a “Fund”; collectively, the “Funds”) (the Trusts on behalf of the Funds are each a “Party” and collectively, the “Parties”).

WHEREAS, the Parties are management investment companies registered under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, Rule 17g-1 under the Act requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees;

WHEREAS, Rule 17g-1 authorizes the Funds to secure a joint insured bond naming each of them as insureds;

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

WHEREAS, the Board members of each Trust on behalf of its respective Funds, (including a majority of the Board members who are not “interested persons” of such Trust as defined by Section 2(a)(19) of the Act) have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond; and

WHEREAS, each Fund has determined that the allocation of the proceeds payable under the joint insured bond as set forth herein, which takes into account the minimum amount of coverage required for each Fund by Rule 17g-1(d)(1) of the Act, is equitable.

NOW, THEREFORE, the Parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.                              Joint Insured Bond. The Funds shall maintain in effect a joint fidelity insurance bond (the “Bond”) from a reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each Fund against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to the particular Fund’s securities or other assets (subject to the terms of the Bond). The Bond shall name each Fund as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.                              Amount. The Bond shall be in at least the minimum amount required by Rule 17g-1(d) to be maintained by the Funds (including the amounts each Fund would be required to maintain separately).

3.                                   Ratable Allocation of Premiums. The Funds shall divide the initial premium and any additional premiums which may become due under the Bond among them based upon the cost of obtaining individual insurance.

4.                                   Ratable Allocation of Proceeds.

(a)                                       If more than one of the Funds sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such Fund shall receive that portion of the recovery that is sufficient in amount to indemnify that Fund in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Funds sustaining a single loss.

(b)                                      If the recovery is inadequate to fully indemnify all Funds sustaining a single loss, the recovery shall be allocated among such Funds as follows:

(i)                                Each of the Funds, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the amount it would have received had it provided and maintained a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)                             The remainder, if any, shall be allocated among the Funds based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Fund receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such Funds shall be reallocated among the remaining Funds not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.                              Claims and Settlements. Each Fund shall, within five days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall provide the other Funds with written notice of the terms of settlement of any claim within five days. The officers of each Fund designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 shall give and receive any notices required hereby with respect to such Fund.

6.                              Modifications and Amendments. Any Fund may increase the amount of the Bond. Such Fund must give written notice thereof to the other Fund covered by this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If, pursuant to Rule 17g-1, any Fund shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Funds covered by this Agreement and indicate the nature of the modification which it believes to be appropriate. If, within forty-five days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination). Any Fund may withdraw from this Agreement at any time and cease to be covered by this Agreement (except with respect to losses occurring prior to such withdrawal) by giving not less than forty-five days prior written notice to the other Funds covered by this Agreement of such withdrawal. Upon withdrawal, a withdrawing Fund shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal. Upon termination of the Bond, each insured shall receive any premium rebated by the fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7.                                   Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.                                   No Assignment. This Agreement is not assignable.

9.                                   Notices. All notices and other communications hereunder shall be addressed to the appropriate Fund at 3435 Stelzer Road, Suite 1000, Columbus, Ohio 43219.

10.                             Counterparts. This Agreement may be executed in two or more parts which together shall constitute a single Agreement.

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the day and year first above written.

THE VICTORY PORTFOLIOS, on behalf of its series portfolios, individually and not jointly.

/s/ Chris Dyer
By: Chris Dyer
Title: Secretary

THE VICTORY VARIABLE INSURANCE FUNDS, on behalf of its series portfolios, individually and not jointly.

/s/ Chris Dyer
By: Chris Dyer
Title: Secretary

THE VICTORY INSTITUTIONAL FUNDS, on behalf of its series portfolios, individually and not jointly.

/s/ Chris Dyer
By: Chris Dyer
Title: Secretary

SCHEDULE A

TO JOINT INSURED AGREEMENT

Dated February 8, 2007

Series portfolios participating in the Agreement as of June 4, 2010

The Victory Portfolios

1.                        Balanced Fund

2.                        Core Bond Fund

3.                        Diversified Stock Fund

4.                        Established Value Fund

5.                        Federal Money Market Fund

6.                        Financial Reserves Fund

7.                        Fund for Income

8.                        Government Reserves Fund

9.                        Global Equity Fund

10.                  Institutional Money Market Fund

11.                  International Fund

12.                  International Select Fund

13.                  Investment Grade Convertible Fund

14.                  Large Cap Growth Fund

15.                  National Municipal Bond Fund

16.                  Ohio Municipal Bond Fund

17.                  Ohio Municipal Money Market Fund

18.                  Prime Obligations Fund

19.                  Small Company Opportunity Fund

20.                  Special Value Fund

21.                  Stock Index Fund

22.                  Tax-Free Money Market Fund

23.                  Value Fund

Acknowledged:

THE VICTORY PORTFOLIOS

/s/ Chris Dyer
Name: Chris Dyer
Title: Secretary

A-1

The Victory Variable Insurance Funds

1.               Diversified Stock Fund

Acknowledged:

THE VICTORY VARIABLE INSURANCE FUNDS

/s/ Chris Dyer
Name: Chris Dyer
Title: Secretary

The Victory Institutional Funds

1.               Institutional Diversified Stock Fund

Acknowledged:

THE VICTORY INSTITUTIONAL FUNDS

/s/ Chris Dyer
Name: Chris Dyer
Title: Secretary

A-2

Victory Portfolios

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Funds (including those who are not “interested persons” of the Funds as defined in the 1940 Act) at a meeting held on the 5th day of November, 2010:

Name Change for Core Bond Fund

WHEREAS, VCM has proposed changing the name of Core Bond Fund to Core Bond Index Fund to better reflect the Fund’s revised investment strategy; and

WHEREAS, the VP Board has considered VCM’s proposal and finds it to be appropriate and in the best interests of the Fund and it shareholders;

NOW, THEREFORE, IT IS

RESOLVED, that the VP Board hereby approves the name change of the Core Bond Fund to the “Core Bond Index Fund,” effective as of November 12, 2010, such name change to be evidenced by a revision to the Fund’s prospectus.

Victory Portfolios

Victory Institutional Funds

Victory Variable Insurance Funds

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Funds (including those who are not “interested persons” of the Funds as defined in the 1940 Act) at a meeting held on the 2nd day of December, 2009:

Joint Fidelity Bond

WHEREAS, the joint fidelity bond written by National Union Fire Insurance Company, a member company of American International Group, Inc., in the amount of $3.75 million for the period ending December 31, 2010 (the “Joint Bond”) will cover, among other things, officers and employees of the Trusts, in accordance with the requirements of Rule 17g-1 under the 1940 Act;

WHEREAS, that in considering the Joint Bond, the Board has given due consideration to, among other things: (i) the value of the aggregate assets of the Trusts to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of the Trusts is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of the Trusts under the Joint Bond is less than the premium each of the Trusts would pay had it maintained a single bond; and

WHEREAS, management has represented to the Board that the Joint Bond complies with the provisions of Rule 17g-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Joint Bond;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the continuation of the Joint Insured Bond Agreement with the Trusts, in substantially the form presented at this meeting, providing in substance that in the event any recovery is received under the Joint

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Bond as a result of a loss sustained by either VP, VVIF or VIF, each shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by Rule 17g-1(d)(1);

RESOLVED, that the Board hereby authorizes and empowers the officers of the Trusts to pay on behalf of each of the Trusts the portion of the premium of the Joint Bond allocated to each of the Trusts by agreement between them;

RESOLVED that the Board hereby instruct the Secretary of the Trusts or his or her delegate to make all filings and give all notices required by Rule 17g-1 under the 1940 Act; and

RESOLVED that the Board, including a majority of the Independent Trustees voting separately, hereby authorizes, empowers and directs the appropriate officers of the Trusts to increase the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts.

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